February 26, 2008

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File no. 1-09853

Dear Ms. Collins:

In connection with our telephone conversation on February 22, 2008, we are providing the following information pursuant to the requests made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Your specific request was to provide a breakdown of the level of clustering EMC Corporation (“we,” the “Company” or “EMC”) had for our storage-related software maintenance contracts, broken down between our commercial and enterprise accounts, for the years 2004 through 2007. We understand that this request was due to a prior indication by the Company that commercial and enterprise accounts could be subject to different pricing. We also understand that the Commission was not limiting the Company solely to this level of disaggregation.

Response: As requested, the following table delineates the percentage of contracts that were renewed within the stipulated discounts rates, broken down between our commercial and enterprise accounts, for the years requested.

Year	Customer Class	Range of Maintenance Prices as a Percent of Software License List Price		Percent of the Population Within the Range
		From	To
2004	Commercial Total	11.0%	16.5%	74%
	Enterprise Total	10.8%	16.2%	57%
	Grand Total	10.8%	16.2%	62%

2005	Commercial Total	10.5%	16.7%	78%
	Enterprise Total	10.7%	16.0%	60%
	Grand Total	10.7%	16.0%	66%

2006	Commercial Total	10.3%	15.5%	83%
	Enterprise Total	10.3%	15.5%	59%
	Grand Total	10.3%	15.5%	67%

2007	Commercial Total	9.7%	14.6%	87%
	Enterprise Total	10.1%	15.1%	63%
	Grand Total	10.1%	15.1%	69%

In the above table, the range represents the midpoint of the renewals, plus or minus 20%.

For each of these years, the VSOE rate that was used to defer PCS was as follows:

•	2004-11.4%

•	2005-10.9%

•	2006-10.3%

•	2007-10.1%

On average, our enterprise customers receive slightly larger discounts than our commercial customers. However, the ranges of our software maintenance prices are consistent between both our commercial and enterprise customers. Furthermore, the software products that we sell to our enterprise and commercial customers are the same.

In summary, we believe that the Company's consistent historical use of weighted average discount rates applied to the list price of maintenance provides a reasonable basis to determine VSOE. Further, we would point to the following additional factors:

1.	For 2006 and 2007, we determined VSOE for our back-up related software maintenance using an analysis of maintenance price as a percentage of original net license price. The VSOE determination was completed based upon 80% of such maintenance services being within +/- 20% of the median. The maintenance services and software products for back-up and storage are very similar, have similar customers, and are in the same segment. We further compared the outcome of the above with the VSOE rates used for storage-related maintenance and found such rates to be within 1% on an annual basis for 2006 and within 2% for 2007. As a result, we believe that this analysis further demonstrates the reasonableness of the Company's VSOE rates for storage-related maintenance in those periods.

2.	For 2005 and 2004, while the Company is unable to complete a similar analysis for back-up related software maintenance due to differences in pricing with storage related software, the Company observes that there were no changes in the nature of the maintenance, software product, customer types or surrounding business environment that would have resulted in an expectation of a different VSOE rate as that determined in paragraph 1 above. In addition, the Company observes that, in actuality, the VSOE rates used in 2004 and 2005 were very consistent with those used in 2006 and 2007 for storage-related maintenance. Given this consistency, the Company believes this further supports the reasonableness of the software-related maintenance VSOE rates used in 2005 and 2004.

3.

As further support for 2005 and 2004, we also determined a clustered range of maintenance prices as a percent of software license list price that would provide for a meaningful grouping of contracts around a median price point. Specifically, we determined a clustering of contracts that resulted in, on average, 62-66% of the total population falling within a +/- 20% variation of the median. We further determined that the actual VSOE rates used by the Company fell within this range. Coupled with the analysis in paragraphs 1 and 2 above, we believe this further supports the reasonableness of the Company's VSOE conclusion.

The Company acknowledges that certain of the concepts and practices surrounding the determination of VSOE have tightened recently and certainly since the Company adopted its current approach at the inception of application of SOP 97-2. The Company understands that application of VSOE guidance requires an exercise of reasonable judgment and strongly believes it has appropriately concluded relative to storage-related software maintenance. As previously communicated, in acknowledgment of the tightening practice, the Company is committed to revise our storage-related software maintenance pricing by customer type in order to conform to the tighter clustering expectations that may currently exist. In doing so, however, we expect that VSOE rates will remain relatively consistent with those used historically.

Given our plan to file our Form 10-K for the year ended December 31, 2007 within the required time period, we respectfully request that the Staff accelerate their review of the information provided and the involvement of any relevant parties and let us know if there are any additional questions. We would be pleased to meet with the Staff to further explain our methodology should this assist in your review process.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link

Mark A. Link

Senior Vice President and

Chief Accounting Officer